Exhibit 99.1

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash	$103,467,022	$51,634,374
Restricted cash	6,576,827	714,245
Accounts receivable, net	15,406,535	11,253,459
Accounts receivable – related parties	—	494,695
Prepayments	10,075,305	25,407,080
Prepayments – a related party	—	72,264
Inventories, net	132,128,202	79,986,077
Other current assets	4,570,761	2,282,883
Total Current Assets	272,224,652	171,845,077

Non-current Assets
Restricted cash, non-current	13,375,915	6,511,407
Long-term prepaid expenses	6,747,346	6,834,162
Deposits for property and equipment	3,826,052	776,627
Property and equipment, net	206,577,123	220,648,149
Right of use assets	33,966,220	34,354,338
Deferred tax assets	36,044	178,107
Other non-current assets	820,781	285,954
Total Non-current Assets	265,349,481	269,588,744
Total Assets	$537,574,133	$441,433,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$25,674,455	$30,648,493
Accounts payable	63,065,077	52,376,724
Accounts payable – related parties	3,068,695	3,269,212
Contract liabilities	49,327,830	27,592,381
Contract liabilities – related parties	64,715,769	80,348,303
Income tax payable	24,779,716	15,386,467
Due to related parties	11,090	62,328,287
Other payable and accrued expenses	8,219,614	15,415,684
Lease liabilities, current	3,534,017	2,867,727
Long-term bank borrowings, current portion	—	5,471,119
Total Current Liabilities	242,396,263	295,704,397

Lease liabilities, non-current	34,028,802	34,474,040
Due to a related party, non-current	51,362,654	-
Total Non-current Liabilities	85,391,456	34,474,040
Total Liabilities	327,787,719	330,178,437

Commitments and Contingencies (Note 16)

Shareholders’ Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 42,718,948 shares and 37,758,997 shares issued as of June 30, 2026 and December 31, 2025, and 42,718,948 shares and 36,712,040 shares outstanding as of June 30, 2026 and December 31, 2025, respectively)	4,272	3,671
Additional paid-in capital	81,534,872	28,779,967
Statutory reserves	100,000	—
Retained earnings	135,697,152	89,976,384
Accumulated other comprehensive loss	(7,549,882)	(7,504,638)
Total Shareholders’ Equity	209,786,414	111,255,384

Total Liabilities and Shareholders’ Equity	$537,574,133	$441,433,821

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues from related parties	$21,536,529	$14,566,338	$57,494,243	$25,087,488
Revenues from third parties	96,648,366	72,996,313	203,464,110	114,019,674
Revenues	118,184,895	87,562,651	260,958,353	139,107,162

Cost of revenues – related parties	(20,885,274)	(9,126,165)	(49,360,863)	(17,983,523)
Cost of revenues – third parties	(60,333,330)	(60,151,456)	(126,870,001)	(98,037,375)
Cost of revenues	(81,218,604)	(69,277,621)	(176,230,864)	(116,020,898)
Gross profit	36,966,291	18,285,030	84,727,489	23,086,264

Operating expenses
Selling and marketing expenses	(1,564,629)	(2,074,792)	(3,572,021)	(2,530,879)
General and administrative expenses	(12,846,480)	(5,268,587)	(22,330,242)	(10,878,506)
Total operating expenses	(14,411,109)	(7,343,379)	(25,902,263)	(13,409,385)

Income from operations	22,555,182	10,941,651	58,825,226	9,676,879

Other expenses
Interest income (expenses), net	278,102	(1,197,987)	(507,158)	(1,777,036)
Other expenses, net	(1,392,802)	(392,200)	(2,932,052)	(759,865)
Changes in fair value of contingent consideration payable	—	(941,764)	—	(1,341,794)
Total other expenses, net	(1,114,700)	(2,531,951)	(3,439,210)	(3,878,695)

Income before income taxes	21,440,482	8,409,700	55,386,016	5,798,184

Income tax expenses	(4,030,918)	(2,191,989)	(9,565,248)	(3,296,448)
Net income	17,409,564	6,217,711	45,820,768	2,501,736
Less: net loss attributable to noncontrolling interests	—	(502,522)	—	(965,275)
Net income attributable to TOYO Co., Ltd.’s shareholders	$17,409,564	$6,720,233	$45,820,768	$3,467,011

Other comprehensive loss
Foreign currency translation adjustment	(15,395)	(1,195,959)	(45,244)	(1,675,148)
Comprehensive income	$17,394,169	$5,021,752	45,775,524	826,588
Less: net loss attributable to noncontrolling interests	—	(502,522)	—	(965,275)
Comprehensive income attributable to TOYO Co., Ltd.’s shareholders	$17,394,169	$5,524,274	45,775,524	1,791,863

Weighted average number of ordinary share outstanding– basic	38,193,043	34,480,116	37,937,402	34,040,373

Earnings per share – basic	$0.46	$0.16	$1.21	$0.08
Weighted average number of ordinary share outstanding– diluted	38,535,995	34,480,116	38,116,031	34,040,373
Earnings per share –diluted	$0.45	$0.16	$1.20	$0.08

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Attributable to TOYO Co., Ltd.’s shareholders
	Ordinary shares		Additional			Accumulated other	Non-
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained Earnings	comprehensive loss	controlling interest	Total Amount
Balance as of December 31, 2024	33,595,743	$3,359	$14,414,905	$—	$50,316,486	$(5,494,790)	$199,449	$59,439,409
Issuance warrants to a service provider	—	—	9,000	—	—	—	—	9,000
Net loss	—	—	—	—	(3,253,222)	—	(462,753)	(3,715,975)
Foreign currency translation adjustments	—	—	—	—	—	(479,189)	—	(479,189)
Balance as of March 31, 2025	33,595,743	3,359	14,423,905	—	47,063,264	(5,973,979)	(263,304)	55,253,245
Settlement of contingent consideration payable	1,712,297	171	5,958,623	—	—	—	—	5,958,794
Issuance warrants to a service provider	—	—	9,000	—	—	—	—	9,000
Capital injection from a non-controlling shareholder	—	—	—	—	—	—	4,000,000	4,000,000
Net income (loss)	—	—	—	—	6,720,233	—	(502,522)	6,217,711
Foreign currency translation adjustments				—		(1,195,959)		(1,195,959)
Balance as of June 30, 2025	35,308,040	$3,530	$20,391,528	$—	$53,783,497	$(7,169,938)	$3,234,174	$70,242,791
				—
Balance as of December 31, 2025	36,712,040	$3,671	$28,779,967	$—	$89,976,384	$(7,504,638)	$—	$111,255,384
Share-based compensation to employees	810,000	81	(81)	—	—	—	—	—
Share-based compensation to nonemployees	236,957	24	154,876	—	—	—	—	154,900
Net income	—	—	—	—	28,411,204	—	—	28,411,204
Foreign currency translation adjustments	—	—	—	—	—	(29,849)	—	(29,849)
Balance as of March 31, 2026	37,758,997	3,776	28,934,762	—	118,387,588	(7,534,487)	—	139,791,639
Issuance of ordinary shares in connection with a registered direct offering	4,545,456	455	47,053,610	—	—	—	—	47,054,065
Issuance of ordinary shares in connection with at-the-market offering (“ATM”)	414,495	41	5,546,500	—	—	—	—	5,546,541
Appropriation of statutory reserves	—	—	—	100,000	(100,000)	—	—	—
Net income	—	—	—	—	17,409,564	—	—	17,409,564
Foreign currency translation adjustments	—	—	—	—	—	(15,395)	—	(15,395)
Balance as of June 30, 2026	42,718,948	$4,272	$81,534,872	$100,000	$135,697,152	$(7,549,882)	$—	$209,786,414

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Six Months Ended June 30,
	2026		2025
Net cash provided by operating activities		$61,439,429	$40,045,122

Cash flows from investing activities:
Purchase of property and equipment		(27,780,462)	(47,128,016)
Advances made to a related party		—	(67,393)
Net cash used in investing activities		(27,780,462)	(47,195,409)

Cash flows from financing activities:
Capital injection from shareholders		—	4,000,000
Proceeds from issuance of ordinary shares in connection with a registered direct offering		47,054,065	—
Proceeds from issuance of ordinary shares in connection with ATM		5,546,541	—
Proceeds from short-term bank borrowings		25,640,403	22,755,361
Repayment of short-term bank borrowings		(30,602,649)	(15,780,809)
Repayment of long-term bank borrowings		(5,479,664)	(7,051,681)
Proceeds of borrowings from a related party		—	22,725,000
Repayment of borrowings to a related party		(11,000,000)	—
Net cash provided by financing activities		31,158,696	26,647,871

Effect of exchange rate changes on cash and restricted cash		(257,925)	20,838
Net increase in cash and restricted cash		64,559,738	19,518,422
Cash and restricted cash at beginning of period		58,860,026	17,149,389
Cash and restricted cash at end of period		$123,419,764	$36,667,811

Supplemental cash flow information
Cash paid for interest expense		$1,671,463	$748,698
Cash paid for income tax		$18,430	$—

Noncash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities		$1,230,418	$1,863,841
Payables related to purchase of property and equipment		$21,931,470	$19,328,018
Issuance of ordinary shares to settle contingent consideration payable	$		$5,958,794

Reconciliation of cash and restricted cash to the consolidated balance sheets:

	June 30, 2026	December 31, 2025
Cash	$103,467,022	$51,634,374
Restricted cash	6,576,827	714,245
Restricted cash, non-current	13,375,915	6,511,407
Total cash and restricted cash	$123,419,764	$58,860,026

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION

History of TOYO Co., Ltd

TOYO was incorporated on May 16, 2023, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 8, 2022, through its a wholly owned subsidiary TOYO Solar Company Limited (“TOYO Solar”, formerly known as “Vietnam Sunergy Cell Company Limited”), which is a limited liability company established under the laws of the Socialist Republic of Vietnam (“Vietnam”). TOYO and its subsidiaries (the “Company”) are primarily engaged in design, manufacture and sales of solar cells and solar modules and related businesses.

As of June 30, 2026, the accompanying unaudited condensed consolidated financial statements reflect the activities of TOYO and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	Ownership	Principal Activities
Parent company:
TOYO	May 16, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of TOYO
TOPTOYO Investment Pte. Ltd. (“SinCo”)	April 26, 2023	Singapore	100% owned by TOYO	Sales of solar cells and related businesses
TOYO Solar	November 8, 2022	Vietnam	100% owned by SinCo	Design, manufacture and sales of solar cells and related businesses
TOYO China Co., Ltd. (“TOYO China”)	November 20, 2023	China	100% owned by TOYO Solar	Sales of solar cells and related businesses
TOYO Holdings LLC (“TOYO USA Holding”)	June 25, 2024	USA	100% owned by SinCo	Investment holding
TOYO America LLC (“TOYO America”)	August 29, 2024	USA	100% owned by TOYO USA Holding	Sales of solar cells and solar modules and related businesses
TOYO Solar LLC	August 29, 2024	USA	100% owned by TOYO USA Holding	Investment holding
TOYO Solar Texas LLC (formerly named as Solar Plus Technology Texas LLC, “TOYO Texas”)	November 25, 2024	USA	100% owned by TOYO Solar LLC	Design, manufacture and sales of solar modules and related businesses
TOYO Solar (Singapore) Pte. Ltd. (“TOYO Singapore”)	August 14, 2024	Singapore	100% owned by SinCo	Sales of solar cells and related businesses
TOYO Solar Manufacturing One Member PLC (“TOYO Ethiopia”)	October 11, 2024	Ethiopia	100% owned by SinCo	Design, manufacture of solar cells and related businesses
TOYO Energy LLC (“TOYO Solar PLC”)	April 21, 2025	USA	100% owned by TOYO USA Holding	Sales of solar cells and related businesses
TOYO Solar Clean Energy Company Limited (“TOYO Solar Clean Energy”)	December 5, 2025	Vietnam	100% owned by SinCo	Design, manufacture and sales of solar modules and related businesses

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization of TOYO

On February 27, 2024, TOYO completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of TOYO Solar prior to the reorganization. TOYO and 100% owned by SinCo were established as holding companies of TOYO Solar, and all these entities are under common control which results in the consolidation of TOYO Solar, which have been accounted for as a reorganization of entities under common control at carrying value.

On February 23, 2024, the Company issued 41,000,000 ordinary shares, at par value of $0.0001 per share (the “Ordinary Shares”), to all existing shareholders on a pro rata basis.

The Company believed that it was appropriate to reflect the reorganization on a retroactive basis as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The Company has retroactively adjusted all share and per share data for all periods presented. The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the unaudited condensed consolidated financial statements.

History of Blue World Acquisition Corporation (“BWAQ”)

BWAQ is a blank check company incorporated as a Cayman Islands exempted company on July 19, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The registration statement for BWAQ’s Initial Public Offering (“Initial Public Offering”) was declared effective on January 31, 2022.

As a part of Business Combination, BWAQ merged with and into TOYOone Limited, a Cayman Islands exempted company and wholly-owned subsidiary of TOYO (“Merger Sub”), with Merger Sub continuing as the surviving company.

On December 31, 2024, Merger Sub was struck from the Registrar of Companies of the Cayman Islands and dissolved accordingly. Merger Sub was a holding company. The management believed the disposal of Merger Sub does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of Merger Sub does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The dissolution is not accounted for as discontinued operations in accordance with ASC 205-20.

Business Combination with a SPAC

On August 10, 2023, BWAQ entered into the Agreement and Plan of Merger (the “Business Combination Agreement”) with TOYO, Merger Sub, SinCo, and TOYO Solar (together with TOYO, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Venture Stock Company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”, together with VSUN, the “Shareholders”, or individually, a “Shareholder”).

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Business Combination with a SPAC (cont.)

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN and Fuji Solar shall consummate a series of transactions involving the Group Companies, including (A) TOYO (“PubCo”) acquiring one hundred percent (100%) of the issued and paid-up share capital of 100% owned by SinCo from Fuji Solar in exchange for one (1) Ordinary Shares (and such transaction, the “Share Exchange”), and (B) 100% owned by SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, WA Global Corporation, a Cayman Islands exempted company (“WAG”), (ix) Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and (x) BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo” and together with WAG and Belta, collectively, the “Sellers”)shall hold an aggregate of 41,000,000 Ordinary Shares, representing all issued and outstanding share capital of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Business Combination.”

Among the 41,000,000 Ordinary Shares, an aggregate of 13,000,000 shares held by the Sellers (“Earnout Shares”) were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to Sellers as following:

a.	Following the closing of Business Combination, if the net profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 Ordinary Shares shall immediately become vested in full and be released from the escrow account to the Sellers, pro rata; and

b.	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the ordinary shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 ordinary shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the Sellers, pro rata, and (Y) the remaining portion of the 13,000,000 ordinary shares shall be surrendered or otherwise delivered by the Sellers to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

The Business Combination was consummated on July 1, 2024. Following the consummation of the Business Combination, the ordinary shares of TOYO commenced trading on the Nasdaq Stock Market on July 2, 2024, under the symbol “TOYO.”

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Business Combination with a SPAC (cont.)

Upon closing of the Business Combination, each Class A ordinary share of BWAQ was cancelled in exchange for the right to receive one ordinary share of TOYO, so TOYO had an aggregate of 46,095,743 of the Company’s ordinary shares issued, of which includes the Earnout Shares consisting of 13,000,000 of the Company’s ordinary shares deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the existing shareholders if the Company’s net profit for the year ended December 31, 2024 are equal to or in excess of $41,000,000 and the number of Earnout Shares to be released is based on the ratio of actual 2024 audited net profit to the benchmark amount of $41,000,000.

After giving effect to the Business Combination and the issuance of the ordinary shares described above, there were 46,095,743 ordinary shares issued and 33,095,743 ordinary shares outstanding (excluding 13,000,000 Earnout Shares) on July 1, 2024. TOYO has also capitalized offering cost of $2,572,889, which was recorded as reduction against additional paid-in capital. The Company also allocated offering cost of $359,000 to contingent consideration payable, which was expensed to the account of “general and administrative expenses” in the consolidated statements of operations and comprehensive income on July 1, 2024.

The reverse recapitalization is equivalent to the issuance of securities by the Company for the net monetary assets of BWAQ, accompanied by a recapitalization. The Company debited equity for the fair value of the net liabilities of BWAQ. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements are presented as the Company’s and recognized and measured at their pre-combination carrying amounts.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on May 12, 2025 (the “Form 20-F”), which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the earnout escrow account (“Earnout Escrow Account”), and cancelled the remaining 11,287,703 Earnout Shares.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP’’) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of income for the three and six months ended June 30,2026 are not necessarily indicative of the results for the full year.

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company is U.S. dollars (“USD” or “$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in USD.

In general, assets and liabilities of the Company whose functional currency is not the USD, are translated into USD, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company is recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity. Translation of amounts from Vietnam Dong (“VND”) and Renminbi (“RMB”) into USD has been made at the following exchange rates for the respective periods:

	June 30, 2026	December 31, 2025
VND exchange rate for balance sheet items, except for equity accounts	26,311	26,291
RMB exchange rate for balance sheet items, except for equity accounts	6.7925	6.9956

	For the Six Months Ended June 30,
	2026	2025
VND exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	26,250	25,696
RMB exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	6.8661	7.2524

No representation is made that the VND and RMB amounts could have been, or could be, converted into USD at the rates used in translation.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivables are recorded at the gross amount less an allowance for expected credit losses and do not bear interest.

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the unaudited condensed consolidated statements of operations and comprehensive income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2026 and December 31, 2025, the Company did not record allowance for expected credit losses.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the moving weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand, and specific customer requirements. The Company takes ownership, risks, and rewards of the products. Write downs are recorded in “cost of revenues” in the unaudited condensed consolidated statements of operations and comprehensive income. For the three months ended June 30, 2026 and 2025, the Company provided inventory provision of $2,682,790 and $ 1,115,741, respectively. For the six months ended June 30, 2026 and 2025, the Company provided inventory provision of $6,516,962 and $3,890,025, respectively.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) since its setup. In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Sales of solar cells

The Company officially commenced sales of solar cells to customers in the second half of 2023. The Company recognizes revenue generated from sales of solar cells at a point in time following the transfer of control of the solar cells to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The transaction price was fixed in the contracts with customers. No variable considerations, significant financing component or payable to customers were identified in contracts with the customer. The contracts with customers may contain provisions that require the Company to make liquidated damage payments to the customer if the Company fails to ship or deliver solar cells before scheduled dates. The Company recognizes these liquidated damages as a reduction of revenue. For the three and six months ended June 30,2026 and 2025, the Company did not incur such liquidation damages.

Customers are generally required to make prepayment ranging between 30% and 100% of contract value. Payments received in advance from customers are recorded as “contract liabilities” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the solar cells to its customers. In cases where transaction prices are collected after the sales, accounts receivable are recognized when revenue is recognized. Accounts receivable is generally due within 60 days from delivery of solar cells.

Sales agreements typically contain the assurance-type customary product warranties if defects in solar cells exceeds agreed percentage of delivered quantity. The percentage varies among different customers. The assurance-type product warranties are subject to ASC 450, Contingencies. As of June 30, 2026 and December 31, 2025, the Company did not accrue warranty liabilities.

Sales of solar modules

The Company recognizes revenue generated from sales of solar modules at a point in time following the transfer of control of the solar modules to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The transaction price was fixed in the contracts with customers. No variable consideration, significant financing component or payable to customers were identified in contracts with the customer.

The related party customer is required to make prepayment of 10% of contract value. Payments received in advance from customers are recorded as “contract liabilities” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the solar modules to its customers. The remaining 90% of the contract value is recognized as accounts receivable when revenue is recognized. Accounts receivable is generally due within 60 days from delivery of solar modules. In addition, the Company did not provide warranties to the customer.

Provision of original equipment manufacturer (OEM) services

During the three and six months ended June 30,2026, the Company provided OEM services to a third-party customer. The Company manufactured solar cells under the customer’s name and recognized revenues on a net basis upon delivery of solar cells to the customer. 100% prepayment are required from the customer.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Provision of facilitation services

The Company provided facilitation services for customers’ solar cell and solar module products. The Company is an agent in facilitation services, as it did not bear inventory risks or determine the product selling price in provision of services. The Company identifies one performance obligation in the agreements with customers. The commission rate and the amount of customers’ solar cell and solar module products sold are both explicitly stipulated in the agreements with customers. No variable considerations, significant financing components or payable to customers were identified in contracts with the customer. The Company recognizes revenue from facilitation services for the customers’ solar cells and solar module products at a point when the end customers accept the agreed solar cell and solar module products and the customers collect the fees from end customers. The transaction prices are collected after the sales, accounts receivable are recognized when revenue is recognized. Accounts receivable is generally due within 60 days from provision of facilitation services.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligation. As of June 30, 2026, the Company had contract liabilities of $49,327,830 and $64,715,769 from third party customers and related party customers, respectively, which are expected to be recognized as revenues in the twelve months ending June 30, 2027. As of December 31, 2025, the Company had contract liabilities of $27,592,381 and $80,348,303 from third party customers and related party customers, respectively, which are expected to be recognized as revenues in the year ending December 31, 2026.

For the three and six months ended June 30,2026, the Company disaggregate revenue into three streams as the following table:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues from third parties:
Sales of solar cells	$54,638,399	$72,996,313	$147,562,435	$114,019,674
Sales of solar modules	17,049,791	—	18,743,155	—
Provision of OEM services	24,960,176	—	37,158,520	—
	96,648,366	72,996,313	203,464,110	114,019,674
Revenues from related parties:
Sales of solar cells	6,764,604	14,566,338	28,454,484	23,830,234
Sales of solar modules	14,660,493	—	28,928,327	—
Provision of facilitation services	111,432	—	111,432	1,257,254
	21,536,529	14,566,338	57,494,243	25,087,488
Total revenue	$118,184,895	$87,562,651	$260,958,353	$139,107,162

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

For the six months ended June 30,2026 and 2025, the movement of contract liabilities, including related parties and third parties was as follows:

	For the Six Months Ended June 30,
	2026	2025
Opening balance	$107,940,684	$23,733,705
Addition of contract liabilities	313,963,028	60,695,674
Revenue recognition during the year	(231,357,798)	(16,649,542)
Net off gross billing to the OEM customers	(76,499,994)	—
Foreign exchange adjustment	(2,321)	(31,426)
Ending balance	$114,043,599	$67,748,411
Contract liabilities – third party customers	$49,327,830	$3,205,431
Contract liabilities – related party customers	$64,715,769	$64,542,980

For the six months ended June 30,2026, the contract liabilities increased by $6,102,915 primarily due to advance payment received in the current period for future sales of solar cells and modules and provision of OEM service fees, partially offset by the recognition of revenue from sales of cells and facilitation service fees for which payment was received in prior years and gross billing to the same OEM customers. For the six months ended June 30,2026 and 2025, the Company recognized revenues of $231,357,798 and $16,649,542 which were included in the contract liabilities as of December 31, 2025 and 2024, respectively.

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2026, the Company’s income tax returns in its various tax jurisdictions remain subject to examination for periods ranging from three to five years, depending on the applicable statutes of limitations in each jurisdiction.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrant is outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

Segment reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income when making decisions about allocating resources and assessing performances of the Company.

The CODM assesses performance and decides how to allocate resources for our one operating segment based on consolidated net income that is reported on the consolidated statements of operations and uses property, plant, and equipment, net, to measure segment assets. Further, the Company has also evaluated the significant segment expenses incurred by our single segment and regularly provided to the CODM. The significant segment expenses provided to the CODM are consistent with those reported on the consolidated statements of operations and include cost of sales, selling, general and administrative, research and development, interest expense, and income taxes. The CODM uses these metrics to make key operating decisions such as: approving a new product launch strategy, making significant capital expenditures, approving the design of key commercialization strategies, decisions about key personnel, and approving annual operating and capital budgets. The CODM considers budget-to-actual variances and year over year performance when making decisions supporting capital resource allocation.

Since the Company operates in one reportable segment, all financial information required can be found in the consolidated financial statements. The following table disaggregates the Company’s revenues by primary geographical markets based on the location of customers for the three and six months ended June 30, 2026 and 2025.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
USA	$94,419,518	$51,754,137	$210,516,645	$82,925,271
Other areas	23,765,377	35,808,514	50,441,708	56,181,891
Total	$118,184,895	$87,562,651	$260,958,353	$139,107,162

The following table disaggregates the geographic information of the Company’s long-lived assets, which consist of long-term prepaid expenses, deposits for property and equipment, property and equipment and operating lease right-of-use assets, as of June 30, 2026 and December 31, 2025.

	June 30, 2026	December 31, 2025
Vietnam	$72,773,235	$77,615,854
USA	45,945,485	42,541,090
Ethiopia	132,398,021	142,456,332
Total	$251,116,741	$262,613,276

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. As an Emerging Growth Company (“EGC”), the Company adopted ASU 2023-09 effective January 1, 2026. The amendments were applied prospectively, and the adoption did not have a significant impact on the Company’s consolidated financial statements.

In July 30 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company adopted ASU 2025-05 from January 1, 2026 and the adoption did not have a significant impact on the Company’s unaudited condensed consolidated financial statements.

Recently issued accounting standards

On December 17, 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards (cont.)

On December 8, 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides “interim financial statements and notes in accordance with GAAP.” The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must “disclose events since the end of the last annual reporting period that have a material impact on the entity.” For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Company does not believe the above-mentioned recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its consolidated financial position, statements of operations and comprehensive income and cash flows.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2026, the Company held cash of $103,421,215 in the financial institutions, among which $11,390,784 were deposited in financial institutions located in Vietnam, $22,038,157 were deposited in financial institutions located in Singapore, $17,256,920 were deposited in financial institutions located in the United States, $47,455,263 were deposited financial institutions located in the Japan, $5,169,787 were deposited financial institutions located in the Ethiopia and $110,304 were deposited in financial institutions located in China.

Each bank account in Singapore is insured by government authority with the maximum limit of SG$100,000. Each bank account in the United States is insured by the Federal Deposit Insurance Corp. (“FDIC”) with the maximum limit of $250,000. Each bank account in Japan is insured by government authority with the maximum limit of JPY10,000,000. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $73,600). The bank accounts in Vietnam and Ethiopia are not insured.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in Vietnam which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

2) Foreign currency risk

The Company has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including Vietnam Dong (VND), Renminbi (RMB), Ethiopia Birr (ETB), and Singapore Dollar (SGD). For the six months ended June 30, 2026, substantially all of the Company’s revenues are dominated in US Dollar. VND, the functional currency of TOYO Solar, and RMB, the functional currency of TOYO China, are not freely convertible into foreign currencies.

All foreign exchange transactions in Vietnam take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

All foreign exchange transactions in China take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3) Concentration risk

The Company has a concentration of its revenues from specific customers and accounts payable with specific vendors.

For the six months ended June 30, 2026, one third-party customer and one related-party customer accounted for 35% and 22% of total revenues, respectively. For the six months ended June 30, 2025, one third-party customer accounted for 65% of total revenue and one related-party customer accounted for 18% of total revenues, respectively.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties (cont.)

3) Concentration risk (cont.)

As of June 30, 2026, two third-party customers accounted for 69% and 12% of accounts receivable, respectively. As of December 31, 2025, two third-party customers accounted for 46% and 22% of accounts receivable, respectively.

As of June 30, 2026, three third-party suppliers accounted for 23%, 12% and 10% of accounts payable, respectively. As of December 31, 2025, two third-party suppliers accounted for 33% and 27% of accounts payable, respectively.

For the six months ended June 30, 2026, two third-party suppliers accounted for 12% and 10% of total purchases of inventories. For the six months ended June 30, 2025, one related-party supplier and two third-party suppliers accounted for 32%, 18% and 10% of total purchases of inventories, respectively.

3. LIQUIDITY CONDITION

As of March 31, 2026 and December 31, 2025, the Company had working capital deficits of $97,098,264 and $123,859,320, respectively. These conditions raised substantial doubt about the Company’s ability to continue as a going concern within twelve months from the issuance of the Company’s interim financial statements for the three months ended March 31, 2026. The substantial doubt was primarily attributable to the Company’s working capital deficit and the scheduled maturity of amounts due to related parties, including amounts due to VSUN.

During the three and six months ended June 30, 2026, the Company generated net income of $17,409,564 and $45,820,768, respectively, and generated positive cash flow from operating activities of $61,439,429 during the six months ended June 30, 2026. In addition, during the second quarter of 2026, the Company completed financing transactions that improved its liquidity position. On June 25, 2026, the Company consummated a registered direct offering with certain institutional investors, pursuant to which the Company issued 4,545,456 ordinary shares and warrants to purchase 4,545,456 ordinary shares, resulting in net proceeds of $47,054,065. In April 2026, the Company also entered into an at-the-market sales agreement under which it may offer and sell up to $30,000,000 of ordinary shares from time to time. As of June 30, 2026, the Company had raised net proceeds of approximately $5.5 million through the issuance of 414,495 ordinary shares under the sales agreement.

On June 18, 2026, the Company and VSUN entered into a loan extension agreement, pursuant to which VSUN agreed to extend the loan repayment date to June 17, 2028. Interest is payable upon repayment of principal. As a result of the extension, the Company reclassified the borrowing and related interest payable due to VSUN from current liabilities to non-current liabilities. After giving effect to this reclassification, the Company had working capital of $29,828,389 as of June 30, 2026, compared with a working capital deficit of $97,098,264 as of March 31, 2026.

Management considered the extension of the VSUN loan, the improvement in the Company’s working capital position, the Company’s recent profitability and positive operating cash flows, and the net proceeds received from the registered direct offering and the at-the-market offering in evaluating the Company’s ability to meet its obligations as they become due. Accordingly, the conditions and events that previously raised substantial doubt about the Company’s ability to continue as a going concern have been resolved, and substantial doubt no longer exists regarding the Company’s ability to continue as a going concern for at least twelve months from the date these unaudited condensed consolidated financial statements are issued. The unaudited condensed consolidated financial statements have been prepared on a going concern basis.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2026	December 31, 2025
Accounts receivable	$15,406,535	$11,253,459
Less: expected credit losses	—	—
Accounts receivable, net	$15,406,535	$11,253,459

For the three and six months ended June 30, 2026 and 2025, the Company did not provide expected credit losses against accounts receivable. Of the balance of $15,406,535, approximately 63% has been collected as of the report date with remaining balance within credit term.

5. INVENTORIES, NET

Inventories, net consisted of the following:

	June 30, 2026	December 31, 2025
Raw materials	$85,527,313	$37,247,442
Finished goods	46,600,889	17,247,048
Goods in transit	—	25,491,587
Total inventories, net	$132,128,202	$79,986,077

In May 2026, the Company was subject to an investigation by U.S. Customs and Border Protection (“CBP”) relating to certain shipments manufactured by TOYO Ethiopia. The management assessed that the investigation was temporary and currently it is uncertain whether the final decision of CBP had any impact on the Company’s sales distributions and potential inventory recoverability.

For the three months ended June 30, 2026 and 2025, the Company provided an inventory write-down of $2,682,790 and $1,115,741, respectively, against finished goods. For the six months ended June 30, 2026 and 2025, the Company provided an inventory write-down of $6,516,962 and $3,890,025, respectively, against finished goods. The Company provided an inventory write-down because the carrying amount of certain finished goods exceeded net realizable value.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2026	December 31, 2025
Construction in progress	$7,028,347	$8,386,394
Machinery	179,733,252	172,767,448
Building	85,963,381	83,343,942
Leasehold improvement	6,060,439	6,060,439
Office equipment	6,176,068	4,121,355
Vehicle	450,756	401,024
Total property and equipment	285,412,243	275,080,602
Less: accumulated depreciation	(78,835,120)	(54,432,453)
Total property and equipment, net	$206,577,123	$220,648,149

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

6. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expense was $11,880,017 and $7,532,460, respectively, for the three months ended June 30, 2026 and 2025. Depreciation expense was $24,523,769 and $12,310,919, respectively, for the six months ended June 30, 2026 and 2025.

As of December 31, 2025, the Company collateralized all of its buildings in TOYO Solar with a carrying value of $17,213,790, and machinery with a carrying amount of $31,324,354 for the long-term bank credit facility from BIDV (Note 9). In April 2026, the Company fully repaid the outstanding balance to BIDV. As of June 30, 2026, the Company did not release its collateralization of its buildings in TOYO Solar with a carrying value of $13,053,439, and machinery with a carrying amount of $35,752,171.

7. LONG-TERM PREPAID EXPENSES

In November 2022, the Company entered into an agreement with a third party. The agreement conveys the Company the right to use a piece of designated land (“Land Use Rights”) and the right to use certain public infrastructures within the industrial zones, for a period of 45 years maturing in October 2067. Pursuant to the agreement, the third party charged a total fee of $1.4 million for the Land Use Rights, which was accounted for as an operating lease right-of-use asset (Note 8), and a total fee of $8.2 million for the public infrastructures, respectively. As of December 31, 2023, the Company fully paid the service fees.

Because these public infrastructures were shared among all lessees in the industrial zone, the Company has no rights to obtain substantially all of the economic benefits from this public infrastructure. The Company recorded the total public infrastructure service fee as long-term prepaid expenses, and amortized the long-term prepaid expenses over 45 years in straight-line method.

Long-term prepaid expenses were comprised of the following:

	June 30, 2026	December 31, 2025
Prepaid expenses for public infrastructure	$7,345,901	$7,351,489
Less: accumulated amortization	(598,555)	(517,327)
Total	$6,747,346	$6,834,162

For the three months ended June 30, 2026 and 2025, the amortization expenses for long-term prepaid expenses were $40,779 and $41,324, respectively. For the six months ended June 30, 2026 and 2025, the amortization expenses for long-term prepaid expenses were $81,811 and $83,575, respectively.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

8. OPERATING LEASE

As of June 30, 2026, the Company leased its land use rights, office spaces and staff dormitory with third party lessors in Vietnam, Ethiopia and the USA. The lease term ranged between 24 months and 540 months.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	June 30, 2026	December 31, 2025
Right of use assets	$33,966,220	$34,354,338

Operating lease liabilities, current	3,534,017	2,867,727
Operating lease liabilities, noncurrent	34,028,802	34,474,040
Total operating lease liabilities	$37,562,819	$37,341,767

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2026	2025
Operating cash flows used in operating leases	$2,742,597	$1,098,165
Weighted average remaining lease term (years)	9.0	10.0
Weighted average discount rate	7.7%	13.9%

For the three months ended June 30, 2026, operating lease expenses were $1,322,240, among which $36,215 was incurred for a short-term lease. For the three months ended June 30, 2025, operating lease expenses were $1,317,932, among which $28,657 was incurred for a short-term lease. For the six months ended June 30,2026, operating lease expenses were $2,554,472, among which $82,518 was incurred for a short-term lease. For the six months ended June 30,2025, operating lease expenses were $2,603,073, among which $66,538 was incurred for a short-term lease.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026:

June 30, 2026
For the six months ending December 31, 2026	$2,764,829
For the year ending December 31, 2027	5,503,892
For the year ending December 31, 2028	5,655,927
For the year ending December 31, 2029	5,897,691
For the year ending December 31, 2030	6,021,845
Thereafter	23,000,355
Total lease payments	48,844,539
Less: Imputed interest	11,281,720
Present value of operating lease liabilities	$37,562,819

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

9. LINE OF CREDIT

On April 26, 2023, the Company entered into a three-year bank credit facility with BIDV, under which the Company can draw-down up to $90,000,000 by April 25, 2026. The credit facility was collateralized by certain of the Company’s buildings and machinery (Note 6) and guaranteed by SinCo. The interest rate for this credit facility was 9.5% per annum, subject to vary every six months. The interest rate was reduced to 8% since August 2023, and reduced to 6.5% since March 2024 and to 6.3% since September 2024. In September 2025, the interest rate was revised to 7.7%. In April 2026, the Company has fully repaid the outstanding loans payable.

For the six months ended June 30, 2026 and 2025, the Company did not draw down loans from the long-term bank credit facility from BIDV, respectively. For the six months ended June 30, 2026 and 2025, the Company repaid loans of $5,479,664 and $7,051,681 for the long-term bank credit facility from BIDV, respectively.

For the three months ended June 30, 2026 and 2025, the Company recognized interest expenses of $11,763 and $253,317, respectively, from long-term bank borrowings. For the six months ended June 30, 2026 and 2025, the Company recognized interest expenses of $90,449 and $560,132, respectively, from long-term bank borrowings. None of the interest expenses was capitalized in property and equipment.

Short-term bank credit facility

On January 31, 2024, the Company entered into a one-year revolving bank credit facility with BIDV (“2024 Bank Credit Facility”), under which the Company can draw-down up to $100,000,000 by January 30, 2025. Each loan is repayable in five months. The borrowings bear interest rates ranging between 3.6% and 4% per annum. As of June 30, 2025, the Company has fully settled the outstanding loans payable upon maturity. As of June 30, 2025, there were no outstanding loans under the 2024 Bank Credit Facility.

In March 2025, The Company entered the revolving bank credit facility with BIDV (“2025 Bank Credit Facility”), under which the Company can draw-down up to $30,000,000 by February 28, 2026. In February 2026, the Company renewed the revolving bank credit facility with BIDV, under which the Company can draw-down up to $30,000,000 by February 28, 2027. Each loan is repayable in five months. The borrowings bear interest rates ranging between 3.5% and 3.8% per annum. As of June 30, 2026, the Company had drawn down loans of $25,674,126 from the 2025 Bank Credit Facility.

Letter of credit

In April 2025, the Company issued a letter of credit of $5.0 million, as security deposit for a period of three years, to landlord of a solar module plant in Texas. The letter of credit was collateralized with bank deposits of $5.0 million.

For the six months ended June 30, 2026, the Company issued eight letters of credit aggregating $44.5 million, as security deposit to a customer for delivery of products underlying the sales agreements between the Company and the customer. In July 2026, the Company terminated four letters of credit aggregating $10.8 million.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

10. SHORT-TERM BORROWINGS

In connection with the 2024 Bank Credit Facility (Note 9), the Company repaid loans of $15,780,809 for the six months ended June 30, 2025. As of June 30, 2025, the 2024 Bank Credit Facility was fully settled.

In connection with the 2025 Bank Credit Facility (Note 9), the Company has drawn down loans of $25,640,403 and $22,755,361, respectively for working capital purpose for the six months ended June 30, 2026 and 2025. For the same periods, the Company repaid borrowings of $30,602,649 and $nil, respectively in connection with the 2025 Bank Credit Facility.

For the three months ended June 30, 2026 and 2025, the Company recognized and fully paid interest expenses of $396,136 and $151,373, respectively. For the six months ended June 30, 2026 and 2025, the Company recognized and fully paid interest expenses of $870,384 and $351,153, respectively.

11. INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Singapore

SinCo and TOYO Singapore are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%. Effective on June 1, 2026, SinCo was granted a tax incentive pursuant to the provisions of Part 4 of the Economic Expansion Incentives (Relief from Income Tax) Act 1967 and enjoys a preferential income tax rate of 5% for five years from June 1, 2026 through May 31, 2031.

Vietnam

TOYO Solar and TOYO Clean are subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

As a new enterprise, TOYO Solar received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023. When TOYO Solar generated taxable income through year 2024, TOYO Solar is entitled to income tax rate of 8.5%, which is half of preferential income tax rate of 17% for four years ended December 31, 2025 through 2028.

China

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

USA

In the United States, TOYO USA Holding, TOYO America, TOYO Solar LLC, TOYO Texas and TOYO Energy are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), the One Big Beautiful Bill Act and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

11. INCOME TAXES (cont.)

Ethiopia

TOYO Ethiopia is subject to corporate income tax at a standard rate of 30% on its business operations in Ethiopia. In accordance with the investment incentive framework of Ethiopia, eligible manufacturing entities may be granted corporate income tax exemptions upon approval by the Ethiopian Investment Commission. TOYO Ethiopia is entitled to a four-year exemption from corporate income tax commencing from the date of establishment. The Company obtained its Ethiopian business license on February 21, 2025. The tax exemption period covers the fiscal years from 2025 to 2028.

For the three months ended June 30, 2026 and 2025, the Company incurred current income tax expenses of $3,648,845 and $2,191,989, respectively, and deferred income tax expenses of $382,073 and $nil, respectively. For the six months ended June 30, 2026 and 2025, the Company incurred current income tax expenses of $9,423,185 and $3,296,448, respectively, and deferred income tax expenses of $142,063 and $nil, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025, the Company did not have any unrecognized uncertain tax positions. For the three and six months ended June 30, 2026 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

The Company and its subsidiaries’ major tax jurisdictions are Vietnam, Singapore, Ethiopia, PRC and the United States. Income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Vietnam, Singapore, Ethiopia, PRC and the United States until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Vietnam, Singapore, Ethiopia, PRC and the United States are between 3 and 5 years.

12. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions for the three and six months ended June 30, 2026 and 2025, or recorded balances as of June 30, 2026 and December 31, 2025.

Name	Relationship with the Company
Fuji Solar Co., Ltd. (“Fuji Solar”)	Controlled by the controlling shareholder of the Company
VSUN	Controlled by Fuji Solar
Vietnam Sunergy (Bac Ninh) Company Limited (“VSun Bac Ninh”)	Wholly owned by VSUN
VSun Solar USA Inc. (“VSun USA”)	Wholly owned by VSUN
VSun China Co., Ltd. (“VSun China”)	Wholly owned by VSUN
Vietnam Sunergy Wafer Co., Ltd. (“VSun Wafer”)	Wholly owned by VSUN

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Sales and service revenue from related parties
VSUN	$3,878,586	$14,793,688	$21,307,444		$20,503,210
VSun USA (a)	14,771,925	(590,188)	29,039,759		1,257,254
VSun Bac Ninh	2,886,018	362,838	7,147,040		2,427,884
VSun China (a)	—	—	—		899,140
Total	$21,536,529	$14,566,338	$57,494,243		$25,087,488
Purchase of raw materials from related parties
VSun Bac Ninh	7,445,510	—	7,445,510		—
VSun China	—	39,806,985			39,806,985
VSun Wafer	—	3,770			3,770
Total	$7,445,510	$39,810,755	$7,445,510		$39,810,755
Purchase of machinery from a related party
VSun China	$—	$—	$2,638,953		$—
Total	$—	$—	$2,638,953		$—
Prepayments of raw materials to related parties
VSun China	$—	$6,289,920	$—		$6,289,920
VSun Wafer	—	107,720	—		183,685
Total	$—	$6,397,640	$—		$6,473,605
Borrowings from related parties
VSun USA (b)	$—	$—	$—		$12,000,000
Total	$—	$—	$—		$12,000,000
Repayment of borrowings to a related party
VSun USA (c)	$—	$—	$11,000,000		$—
Total	$—	$—	$11,000,000		$—
Accrual of interest expenses on borrowings from related parties
VSUN (b)	$241,623	$244,873	$482,067		$492,460
VSun USA (b)	—	163,440	275,322		288,586
Total	$241,623	$408,313	$757,389		$781,046
Repayment of interest expenses on borrowings from a related party
VSun USA (b)	$—	$—	$672,100	$
Total	$—	$—	$672,100	$

(a)	For the three months ended June 30, 2025, the negative revenue from VSUN USA was primarily due to return of sales commissions relating to sales of solar modules. With TOYO Texas manufactured solar modules in its plant in April 2025, the Company sold its own solar modules to customers. Accordingly, the Company did not sell solar modules for VSUN USA and refunded sales commission to VSUN USA. This is a one-off transaction with VSUN USA and has no material impact on the Company’s sales of solar module business.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

(b)	For the six months ended June 30, 2025, the Company borrowed a loan of $12.0 million from VSun USA as payment for property and equipment in TOYO Texas. The loan was matured through March 2026. The interest rate of borrowings were 4.2% and is payable on maturity of the borrowing. For the six months ended June 30, 2026, the Company repaid borrowings of $11,000,000 and interest expenses of $672,100 to VSUN USA, respectively.

For the three months ended June 30, 2026 and 2025, the Company accrued interest expenses of $nil and $163,440, respectively. For the six months ended June 30, 2026 and 2025, the Company accrued interest expenses of $275,322 and $288,586, respectively.

(c)	For the six months ended June 30, 2026 and 2025, the Company did not borrow loans from or repaid loans to VSUN. For the six months ended June 30, 2026 and 2025, the Company did not make payments of interest expenses to VSUN.

For the three months ended June 30, 2026 and 2025, the Company accrued interest expenses of $241,623 and $244,873 on the borrowings brought forward from the year 2024, respectively. For the six months ended June 30, 2026 and 2025, the Company accrued interest expenses of $482,067 and $492,460 on the borrowings brought forward from the year 2024, respectively.

3) Balances with related parties

Accounts receivable – related parties

Related party	Nature of balance	June 30, 2026	December 31, 2025
VSun USA	Sales to the related party	$—	$486,378
VSun China	Sales to the related party	—	8,317
Total		$—	$494,695

Prepayments — a related party

Related party	Nature of balance	June 30, 2026	December 31, 2025
VSUN	Prepayments for raw materials	—	72,264
Total		$—	$72,264

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Accounts payable – related parties

Related party	Nature of balance	June 30, 2026	December 31, 2025
VSun Bac Ninh	Purchase of equipment	$2,647,058	$—
VSun Bac Ninh	Purchase of raw materials	421,637	—
VSun China	Purchase of raw materials	—	3,269,212
Total		$3,068,695	$3,269,212

Contract liabilities — related parties

Related party	Nature of balance	June 30, 2026	December 31, 2025
VSUN	Advance for solar cells	$45,020,048	$78,856,795
VSun Bac Ninh	Advance for solar cells	12,958,851	—
VSun USA	Advance for solar modules	6,736,870	1,491,508
Total		$64,715,769	$80,348,303

Due to related parties

Related party	Nature of balance	June 30, 2026	December 31, 2025
VSUN	Borrowings	$—	$48,530,388
VSUN	Interest payable	—	2,390,023
VSUN	Payment of other operating expenses on behalf of the Company	10,090	10,098
VSun USA	Borrowings	—	11,000,000
VSun USA	Interest payable	—	396,778
Others	Payment of other operating expenses on behalf of the Company	1,000	1,000
Total		$51,373,744	$62,328,287

Due to a related party, non-current

Related party	Nature of balance	June 30, 2026	December 31, 2025
VSUN	Borrowings	$48,493,498	$-
VSUN	Interest payable	2,869,156	-
Total		$51,362,654	$-

On June 18, 2026, the Company and VSUN entered into a loan extension agreement, pursuant to which VSUN agreed to extend the loan repayment date to June 17, 2028. Interest is payable with payment of principal. Accordingly, the Company reclassified the borrowing and interest payable due to VSUN to noncurrent liabilities.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. EQUITY

Ordinary shares

a)	Reorganization of TOYO

TOYO’s authorized share capital is 500,000,000 ordinary shares of par value of US$0.0001 per share.

On February 23, 2024, the Company issued 41,000,000 ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis.

The issuance of 41,000,000 shares was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented. No cash or other consideration was paid for the issuance of 41,000,000 ordinary shares. All the existing shareholders and directors of the Company consider this share issuance was part of the Company’s reorganization to result in 41,000,000 ordinary shares issued and outstanding prior to completion of the Business Combination.

b)	Earnout shares

Among the 41,000,000 ordinary shares, an aggregate of 13,000,000 ordinary shares were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the existing shareholders as following:

(a)	Following the closing of Business Combination, if the net profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 ordinary shares shall immediately become vested in full and be released from the escrow account to the existing shareholders, pro rata; and

(b)	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the ordinary shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 ordinary shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the existing shareholders, pro rata, and (Y) the remaining portion of the 13,000,000 ordinary shares shall be surrendered or otherwise delivered by the existing shareholders to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

Upon the closing of the Business Combination, the 13,000,000 ordinary shares were held in escrow account, accordingly, the 13,000,000 shares were deemed as issued but not outstanding shares as of December 31, 2024 for accounting purposes and for earnings per share computations.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Form 20-F, which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

c)	Business Combination with BWAQ

On July 1, 2024, as part of the Business Combination between the Company and BWAQ, the Company issued 4,425,743 ordinary shares to the shareholders of BWAQ, among which 1,796,328 ordinary shares were issued to the sponsor of BWAQ, 530,066 ordinary shares were issued to Fuji Solar, 717,035 ordinary shares were issued to private shareholders, 949,714 shares of ordinary shares were issued to public shareholders of BWAQ, 412,600 ordinary shares were issued to the underwriter, 20,000 ordinary shares were issued to two independent directors of BWAQ.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. EQUITY (cont.)

d)	Share-based compensation

On August 29, 2025, the Company granted an aggregated 2,450,957 restricted shares to management, consultants, and certain employees of the Company’s ultimate shareholder under a share incentive plan (the “TOYO ESOP”). As of June 30, 2026 and December 31, 2025, 2,450,957 restricted shares and 1,404,000 restricted shares were issued and outstanding (Note 14), respectively.

e)	PIPE purchase agreement

On March 6, 2024, the Company entered into a share purchase agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”) with BWAQ and a certain investor, NOTAM Co., Ltd., a Japanese corporation (the “PIPE Investor” or “NOTAM”), in connection with the Business Combination. Pursuant to the PIPE Purchase Agreement, NOTAM agrees to purchase a total of 600,000 ordinary shares (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Amendment provides that the Company agrees to, conditioned on the PIPE Closing (as defined in the PIPE Purchase Agreement) and the Merger Closing, issue additional Ordinary Shares to NOTAM, issued up to 500,000 ordinary shares to NOTAM at purchase price of $100 if the average closing price of ordinary shares did not meet agreed prices. On July 1, 2024, the Company closed the PIPE Purchase Agreement, issued 600,000 ordinary shares in exchange of $6,000,000 from NOTAM. The NOTAM PIPE Shares were embedded features which are clearly and closely related to ordinary shares issued to the shareholders of the Company upon closing of the Business Combination. On August 9, 2024, the Company issued additionally 500,000 ordinary shares to NOTAM pursuant to the PIPE Purchase Agreement at a total purchase price of $100.

f)	At-the-market offering

On April 22, 2026, the Company entered into a sales agreement with Roth Capital Partners, LLC and H.C. Wainwright & Co., LLC as agents (collectively, the “Agents”). Pursuant to the sales agreement, the Company may offer and sell up to $30,000,000 of its ordinary shares of a par value of US$0.0001 each from time to time through the Agents. The Agents will use their reasonable best efforts, as agents and subject to the terms of the Sales Agreement, to sell the ordinary shares of the Company. Sales of the ordinary shares, if any, may be made in sales deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. The Agents will be entitled to a commission from the Company of 3.0% of the gross proceeds from the sale of Shares sold under the Sales Agreement. As of June 30, 2026, the Company sold 414,495 ordinary shares and raised gross proceeds of $5,718,075 from the at-the-market offering before deducting agent fees of $171,534 which was calculated at 3% of gross proceeds. The Company raised net proceeds of $5,546,541.

g)	Registered direct offering

On June 25, 2026, the Company consummated a registered direct offering (“RDO”) with certain institutional investors, pursuant to which the Company issued: (i) 4,545,456 ordinary shares, par value $0.0001 per share, of the Company, and (ii) warrants to purchase 4,545,456 Ordinary Shares (the “RDO Warrants”). The Company raised net proceeds of $47,054,065 from the RDO.

As of June 30, 2026 and December 31, 2025, the Company had 42,718,948 and 37,758,997 ordinary shares issued, respectively. As of June 30, 2026 and December 31, 2025, the Company had 42,718,948 and 36,712,040 ordinary shares outstanding, respectively.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. EQUITY (cont.)

Public Warrants

Pursuant to BWAQ’s initial public offering on February 2, 2022, BWAQ sold 9,200,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one half of one redeemable warrant (“Public Warrant”) and one right (“Public Right”). Each whole Public Warrant entitled the holder to purchase one ordinary share at an exercise price of $11.50 per share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of the Business Combination between the Company and BWAQ on July 1, 2024. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $16.50 per share (as adjusted for share dividends, share splits, share aggregation, extraordinary dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period commencing after the warrant become exercisable and ending one the third trading day prior to the date on which notice of redemption is given to warrant holders (the “Force-Call Provision”), and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-days trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company call the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

As the Public Warrants meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026 and December 31, 2025, the Company had 4,600,000 Public Warrants outstanding.

Private Warrants

Simultaneously with the closing of the initial public offering of BWAQ, BWAQ also sold 424,480 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one half of one redeemable warrant (“Private Warrant”) and one right (“Private Right”). Each whole Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of BWAQ except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026 and December 31, 2025, the Company had 212,240 Private Warrants outstanding.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. EQUITY (cont.)

Other Warrants

On July 1, 2024, the Company issued 315,543 units (the “Other Units”) to BWAQ former shareholders and other affiliates to settle promissory notes payable. Each Other Unit consists of one ordinary share, one half of one redeemable warrant (“Other Warrant”) and one right (“Other Right”). Each whole Public Warrant entitled the holder to purchase one ordinary share at an exercise price of $11.50 per share. Each Other Right entitles the holder to receive one-tenth (1/10) of one ordinary share immediately upon consummation of the business combination.

The Other Units are identical to the Private Units. As the Other Warrants meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026 and December 31, 2025, the Company had 157,767 Other Warrants outstanding.

Public Rights, Private Rights and Other Rights

Each holder of a Public Right and Private Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination of the Company and BWAQ, the Company issued 920,000 ordinary shares, 42,448 ordinary shares and 33,919 ordinary shares in connection with an exchange of Public Rights, Private Rights and Other Rights, respectively. The Company recorded the issuance of ordinary shares at par value with corresponding account charged to additional paid-in capital.

AMI Warrants

On February 26, 2025, the Company also issued certain warrants to AUM Media Inc. exercisable for 50,000 Ordinary Shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). The AMI Warrants meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026 and December 31, 2025, the Company had 50,000 AMI Warrants outstanding.

RDO Warrants

In connection with the registered direct offering closed on June 25, 2026, the Company issued RDO Warrants, which have an exercise price of $13.20 per share and are exercisable immediately upon issuance and will expire five years from the issuance date. The RDO Warrants meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity. As of June 30, 2026 and December 31, 2025, the Company had 4,545,456 RDO Warrants outstanding.

The fair value of RDO Warrants was determined at $2.58 per share using a binomial model. The following table summarizes the assumptions used in estimating the fair value of RDO Warrants on June 25, 2026.

June 25, 2026
Stock price	$7.38
Expected volatility (%)	53.60%
Risk-free interest rate	4.15%
Expected terms (in years)	5
Expected dividends (%)	0%

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. SHARE-BASED COMPENSATION

Warrants issued to AUM Media Inc. (“AMI”)

On February 26, 2025, the Company issued warrants to AMI to purchase up to 50,000 ordinary shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). The issuance of warrants was to compensate portion of the consulting services provided by AMI for the year ended December 31, 2025.

AMI Warrants was classified as equity (Note 13). The fair value of AMI Warrants was determined using a binomial model. The following table summarizes the assumptions used in estimating the fair value of AMI Warrants on February 26, 2025.

February 26, 2025
Stock price	$3.70
Expected volatility (%)	46.25%
Risk-free interest rate	3.69%
Expected terms (in years)	3
Expected dividends (%)	0%

On February 26, 2025, the fair value of AMI Warrants was $36,000. The Company recognized the expenses using the straight-line method. For the three months ended June 30, 2026 and 2025, the Company recognized expenses of $nil and $9,000 as “general and administrative expenses”, with a corresponding account charged to additional paid-in capital. For the six months ended June 30, 2026 and 2025, the Company recognized expenses of $nil and $18,000 as “general and administrative expenses”, with a corresponding account charged to additional paid-in capital.

Restricted shares under TOYO ESOP

The Company has TOYO ESOP, under which the Company may grant share incentive awards, including options, restricted shares and restricted share units, to eligible service providers in order to attract, retain and motivate the talent for which the Company competes. The number of ordinary shares initially be approved for issuance under the TOYO ESOP (the “Share Limit”) is 4,440,500 shares. Subject to the authorized share capital as provided in the memorandum of association and articles of association of TOYO then in effect, the Share Limit will be increased automatically on January 1st of each calendar year during the term of the TOYO ESOP commencing on January 1st 2025 (each, an “Evergreen Date”), by an amount equal to one percent (1%) of the total number of outstanding shares of TOYO on the end of the calendar year immediately preceding the applicable Evergreen Date. The shares that TOYO issues under the TOYO ESOP may be newly issued shares, treasury shares or shares purchased on the open market. If an award is terminated, forfeited, expires or lapses for any reason, any shares subject to such award may be used again for new grants under the TOYO ESOP. Unless otherwise expressly provided in the TOYO ESOP, by applicable laws and by the notice of grant, an award is non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance, or charge.

On August 29, 2025, the Company granted an aggregated 2,450,957 restricted shares, under TOYO ESOP, to management, consultants and certain employees of Abalance Corporation, the Company’s ultimate shareholder. The grant-date fair value of these restricted shares were $5.64 by reference to closing market price prevailing on the grant date. In September 2025, the Company issued the shares in an escrow account, which released the restricted shares to recipients upon vesting schedule.

As of June 30, 2026 and December 31, 2025, the Company had 2,450,957 and 1,404,000 restricted shares outstanding. For the six months ended June 30, 2026 and 2025, the Company recognized share-based compensation expenses of $154,900 and $nil in the account of “general and administrative expenses” in unaudited condensed consolidated statements of operations and comprehensive income.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. SHARE-BASED COMPENSATION (cont.)

The details were as the following:

Recipients	Granted and issued shares	Outstanding shares as of June 30, 2026	Outstanding shares as of December 31, 2025	Share compensation expenses recognized in the three months ended June 30, 2026
Restricted shares issued to management:
Management (a)	810,000	810,000	-	$-
Independent directors (b)	24,000	24,000	24,000	-
	834,000	834,000	24,000	$-
Restricted shares issued to non-employees:
Three consultants (c)	1,380,000	1,380,000	1,380,000	$-
One consultant (d)	110,000	110,000	-	154,900
Employees of Abalance Corporation (e)	126,957	126,957	-	$-
	1,616,957	1,616,957	1,380,000	154,900
	2,450,957	2,450,957	1,404,000	$154,900

(a)	The Company granted 810,000 restricted shares to management, which were vested on January 1, 2026 subject to service conditions. The Company recognized share-based compensation expenses in straight-line method over the service period from August 29, 2025 through December 31, 2025. As of December 31, 2025, there were no unrecognized share-based compensation expenses. Since the restricted shares were not vested until January 1, 2026, the Company had 810,000 and nil restricted shares outstanding as of June 30, 2026 and December 31, 2025, respectively.

(b)	The Company granted 24,000 restricted shares to three independent directors as award for past services. The restricted shares were immediately vested and the Company recognized share-based compensation expenses on grant date.

(c)	The Company granted an aggregated 1,380,000 restricted shares to three consultants as awards for full operation of the Company’s manufacturing facilities in Texas and Ethiopia. The performance conditions were met in the year ended December 31, 2025 and the Company fully recognized share-based compensation expenses in the year ended December 31, 2025.

(d)	The Company also granted and issued 110,000 restricted shares to another consultant which was subject to a six-month service condition. The Company recognized share-based compensation expenses in straight-line method over the service period from August 29, 2025 through February 28, 2026. As of June 30, 2026 and December 31, 2025, the Company had 110,000 and nil restricted shares outstanding, respectively. For the six months ended June 30, 2026 and 2025, the Company recognized share-based compensation expenses of $154,900.

(e)	The Company granted an aggregated 126,957 restricted shares to certain employees of the Company’s ultimate shareholders, which provided service in the Company’s Business Combination with BWAQ. These shares were awarded for their past services and were not released until January 1, 2026. The Company recognized share-based compensation expenses on grant date. As of December 31, 2025, there were no unrecognized share-based compensation expenses. Since the restricted shares were not released until January 1, 2026, the Company had 126,957 and nil restricted shares outstanding as of June 30, 2026 and December 31, 2025, respectively.

For the six months ended June 30, 2026, the transaction activities of restricted shares were as below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
Unvested restricted shares as of December 31, 2025	1,046,957	$5.64
Granted	—	$—
Vested	(1,046,957)	$5.64
Unvested restricted shares as of June 30, 2026	—	$—

As of June 30, 2026, the Company had no unrecognized share-based compensation expenses.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

15. EARNINGS PER SHARE

The Company had 13,000,000 unvested Earnout Shares outstanding for the period from January 1, 2025 through May 14, 2025. The Earnout Shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to ordinary shareholders.

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended June 30, 2026 and 2025:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Net income	$17,409,564	$6,720,233	$45,820,768	$3,467,011
Less: Net loss attributable to holders of earnout shares	—	(1,036,198)	—	(764,178)
Net income attributable to TOYO Co., Ltd.’s shareholders	$17,409,564	$5,684,035	$45,820,768	$2,702,833

Weighted average number of ordinary share outstanding– basic	38,193,043	34,480,116	37,937,402	34,040,373

Earnings per share – basic	$0.46	$0.16	$1.21	$0.08
Weighted average number of ordinary share outstanding– diluted	38,535,995	34,480,116	38,116,031	34,040,373
Earnings per share –diluted	$0.45	$0.16	$1.20	$0.08

Pursuant to ASC 260, Earnings Per Share, the Company has retroactively restated all shares and per share data for all periods presented. For the three months and six months ended June 30, 2026, the Public Warrants, Private Warrants, Other Warrants and AMI Warrants were dilutive securities and were included in the calculation of diluted net earnings per ordinary share under the treasury stock method. The RDO warrants were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive. For the three and six months ended June 30, 2025, the outstanding warrants, including Public Warrants, Private Warrants, Other Warrants and AMI Warrants, were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive.

The number of incremental shares included in diluted earnings per share for the three months ended June 30, 2026 was computed using the average market prices during the three months. The number of incremental shares included in diluted earnings per share for the six months ended June 30, 2026 was determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation.

The weighted-average number of potentially anti-dilutive shares excluded from calculation of dilutive earnings per share are as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Public Warrants	—	4,600,000	—	4,600,000
Private Warrants	—	212,240	—	212,240
Other Warrants	—	157,767	—	157,767
RDO Warrants	4,545,456	—	4,545,456	—
AMI Warrants	—	50,000	—	33,880
Total	4,545,456	5,020,007	4,545,456	5,003,887

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. COMMITMENTS AND CONTINGENCIES

Legal proceedings

On December 6, 2024, Shanghai Jinko Green Energy Enterprise Management Co, Ltd and Zhejiang Jinko Solar Co., Ltd. (collectively “JINKO”) filed a patent infringement lawsuit with the United States District Court for the Northern District of California (“CA Case”), against Abalance Corporation, the Company’s ultimate shareholder, and its seven subsidiaries, including the Company. JINKO alleged that VSUN’s solar panel products (including TOPCON N-type solar panels) allegedly utilize JINKO’s patented technologies without authorization. JINKO asserts that the lawsuit was filed to recover damages for both past and future losses resulting from VSUN’s alleged patent infringement. Defendants Abalance Corporation, WWB Corporation, and Fuji Solar filed a motion to dismiss the Complaint for lack of personal jurisdiction and failure to state a claim on April 16, 2025. On July 24, 2025, the Court held a hearing on WWB Corporation’s motion to dismiss. The Court granted WWB Corporation’s motion to dismiss on July 28, 2025. Defendants Abalance Corporation and Fuji Solar were dismissed on August 8, 2025. Prior to the dismissal described below, the Court had set a Markman hearing for February 3, 2026. No trial date had been set.

On February 7, 2025, Shanghai Jinko Green Energy Enterprise Management Co., Ltd. et. al. brought a patent infringement claim against Waaree Solar Americas Inc. et. al. in the Southern District of Texas (“TX Case”). On July 11, 2025, TOYO Solar, Toyo America, and SinCo, filed a motion to intervene in the lawsuit as intervenors-defendants because a portion of the products subject to the litigation were produced by the Company. The Court granted the motion on July 16, 2025. Prior to the dismissal described below, the Court had set a Markman hearing for February 2, 2026, and a trial in February or March 2027.

Pursuant to a certain settlement and release agreement between JINKO and TOYO dated December 30, 2025, on January 30, 2026, the CA Case was dismissed pursuant to a joint stipulation of dismissal of JINKO and VSUN, VSun Bac Ninh, VSun USA, TOYO, TOYO Solar, TOYO Texas, and TOYO Ethiopia. In addition, on February 20, 2026, the TX Case was dismissed with respect to TOYO Solar, TOYO America, SinCo pursuant to the parties’ joint stipulation. Regardless of outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

On March 26, 2026, the U.S. International Trade Commission (the “USITC”) instituted an investigation pursuant to Section 337 of the Tariff Act of 1930. The investigation is based on a complaint filed by First Solar, Inc. (“First Solar”) on February 24, 2026, as supplemented on March 10, 2026, alleging that certain respondents, including TOYO, TOYO Texas and VSun USA of Fremont, violated Section 337 by importing into the United States certain TOPCon solar cells, modules, panels, components thereof, and products containing the same (the “TOPCon products”), that allegedly infringe one or more U.S. patents asserted by First Solar. First Solar has requested that the USITC issue a general exclusion order that would bar the TopCon products from entry into the United States, or in the alternative a limited exclusion order, as well as cease and desist orders against the respondents. As of the date of issuance of the report, USITC has not made any determination on the merits of the allegations, and the Company’s products continue to be imported and sold in the United States in the ordinary course. The investigation remains ongoing in the discovery phase, and the USITC has not made any determination that the TOYO has infringed the asserted patent or otherwise violated Section 337. The Company, together with its outside counsel, is actively defending against First Solar’s allegations and disputes that the accused products infringe the asserted patent. As of the date of issuance of the report, the Company are unable to predict the outcome of the investigation or whether any remedial orders will be issued and will evaluate the potential impact of this matter as the investigation progresses.

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. COMMITMENTS AND CONTINGENCIES (cont.)

On May 12, 2026, First Solar, Hanwha Q CELLS and certain other U.S. solar manufacturers filed a request with the U.S. Department of Commerce seeking the initiation of a country-wide anti-circumvention inquiry under Section 781(b) of the Tariff Act of 1930 concerning certain crystalline silicon photovoltaic products completed in Ethiopia using inputs from China. The request alleges that certain solar products produced in Ethiopia and/or assembled into modules in third countries using Ethiopian-produced cells are circumventing existing U.S. antidumping and countervailing duty orders applicable to solar products from China.

On May 27, 2026 and May 28, 2026, TOYO received detention notices from U.S. Customs and Border Protection (CBP) on May 27 and May 28, 2026, respectively, regarding cell shipments under Entry Nos. 8QH26007473 and 8QH26007481. CBP has indicated that the shipments are suspected of being associated with forced labor. The total quantities of the detained solar cells are approximately 0.094MW at the amount of $13,770. The solar cells were manufactured by TOYO’s Ethiopian manufacturing entity. TOYO and its outside counsel have prepared and submitted applicability packages (supply chain documentation) for shipments which have been detained by USCBP for suspected Forced Labor.   Currently, USCBP is reviewing the documents, but has not indicated when its review will be completed.

On July 17, 2026, Commerce formally initiated the requested country-wide circumvention inquiry. The inquiry covers (i) solar cells and modules completed in Ethiopia using parts and components from China and subsequently exported from Ethiopia to the United States, and (ii) solar cells completed in Ethiopia using parts and components from China that are subsequently completed or assembled into modules in Vietnam using additional inputs from China and exported from Vietnam to the United States. The inquiry will determine whether such products are circumventing existing U.S. antidumping and countervailing duty orders applicable to crystalline silicon photovoltaic cells from China. TOYO submitted comments and factual information opposing the request prior to initiation and will continue to vigorously defend its position in the proceeding.

Capital commitments

As of June 30, 2026, the Company entered into certain construction agreements with vendors to build its plant in Vietnam, Texas, and Ethiopia. Future minimum capital payment under non-cancellable agreements are as follows:

Minimum capital payments
For the six months ending December 31, 2026	$33,936,775
For the twelve months ending December 31, 2027 and thereafter	6,205,347
Total	$40,142,122

TOYO Co., Ltd
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. COMMITMENTS AND CONTINGENCIES (cont.)

Contingent consideration

On February 23, 2024, the Company issued 41,000,000 shares of ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis. Among the 41,000,000 shares of ordinary shares, an aggregate of 13,000,000 shares of ordinary shares were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination (Note 1).

The 13,000,000 ordinary shares are determined as contingent consideration in connection with the reverse recapitalization. The number of ordinary shares released from the 13,000,000 ordinary shares depends on the ratio of actual 2024 Audited Net Profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024, to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration is classified as a liability, with subsequent changes in fair value charged to the consolidated statements of operations and comprehensive income.

The fair value of Earnout Shares was determined using a Monte Carlo simulation model. This approach considered (i) the share price on July 1, 2024 and December 31, 2024, (ii) the discount for lack of marketability (“DLOM”). According to the agreement, the share consideration to be issued to the existing equity holders in the business combination will be subject to a lock-up. The lock-up will be staggered, with 50% locked up for 18 months, 30% locked up for 12 months, and 20% lock-up for 6 months and (iii) expected ratio of actual 2024 Audited Net Profit.

The following table summarizes the assumptions used in estimating the fair value of the Earnout Shares on July 1, 2024 and December 31, 2024.

	December 31, 2024	July 1, 2024
Stock price	$3.38	$4.24
Expected volatility (%)	46.89% - 55.37%	40.60% - 46.94%
Expected terms (in years)	0.5 – 1.5	0.5 – 1.5
Expected dividends (%)	0%	0%

The fair value of contingent consideration on July 1, 2024 and December 31, 2024 was estimated at $39,717,000 and $4,617,000, respectively.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Form 20-F, which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares. On May 14, 2025, the fair value of the 1,712,297 Earnout Shares was $5,958,794, by reference to closing per share market price of $3.48 prevailing on May 14, 2025. For the three and six months ended June 30, 2025, the Company recognized an increase in fair value of $941,764 and $1,341,794 in the unaudited condensed consolidated statements of income and comprehensive income, respectively.

As of June 30, 2026 and December 31, 2025, the Company had no outstanding balance of contingent consideration payable.